Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

N E W S R E L E A S E

Atmel Acknowledges Receipt of Unsolicited Proposal

SAN JOSE, Calif., December 11, 2015 -- Atmel® Corporation (Nasdaq: ATML), a leader in microcontroller and touch solutions, today announced that it has received an unsolicited proposal to acquire all of the outstanding shares of Atmel common stock. Under the terms of the proposal, Atmel stockholders would receive $9.00 in cash per share, with the option to receive, in lieu of cash, shares of the acquiror in an amount of up to $1.0 billion in aggregate value, based on a ten-day trailing average of the acquiror’s closing stock price measured as of transaction close.

Atmel announced on September 20, 2015 that it had entered into a merger agreement with Dialog Semiconductor plc (XTRA: DLG) pursuant to which Dialog would acquire Atmel, with each share of Atmel common stock issued and outstanding immediately prior to the merger (other than dissenting shares and shares held by Dialog, Atmel or any of their respective subsidiaries) converted into the right to receive (A) 0.112 American Depositary Shares of Dialog, with each whole ADS representing one ordinary share of Dialog, (B) $4.65 in cash, without interest, and (C) cash in lieu of fractional ADSs as contemplated in the merger agreement.

Atmel’s board of directors, in consultation with its financial and external legal advisors, has determined that the proposal would reasonably be expected to result in a “Company Superior Proposal” (as defined in the Dialog merger agreement) and that the failure to participate in discussions or negotiations with the potential acquiror regarding the proposal would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law. Atmel’s board of directors has not determined whether the proposal constitutes a “Company Superior Proposal” under the terms of the Dialog merger agreement. As a result of the foregoing, Atmel’s board of directors has determined to engage in discussions with the potential acquiror. There can be no assurance that any definitive agreement or transaction will result from the proposal or Atmel’s discussions with the potential acquiror or that the Atmel board of directors will make any determination that the proposal constitutes a “Company Superior Proposal.” The Dialog merger agreement remains in effect.

Atmel’s board of directors continues to recommend to its stockholders the adoption of the merger agreement with Dialog. As of this date, Atmel’s board of directors is not changing, withholding, withdrawing, qualifying or modifying its recommendation with respect to the merger agreement and the merger with Dialog, or publicly proposing or resolving to do so, and, as further required by the terms of the Dialog merger agreement, is recommending against the unsolicited proposal.

Qatalyst Partners is acting as financial adviser to Atmel, and Jones Day is acting as the company’s external legal advisor.

About Atmel

Atmel Corporation (NASDAQ: ATML) is a worldwide leader in the design and manufacture of microcontrollers, capacitive touch solutions, advanced logic, mixed-signal, nonvolatile memory and radio frequency (RF) components. Leveraging one of the industry's broadest intellectual property (IP) technology portfolios, Atmel is able to provide the electronics industry with intelligent and connected solutions focused on the industrial, automotive, consumer, communications and computing markets.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In connection with the proposed merger, Dialog will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. Stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has been dispatched. The proposals for the proposed merger will, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. The final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in the Proxy Statement/Prospectus.

Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog-semiconductor.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF ATMEL TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. If a negotiated transaction between Atmel and the proposer is agreed (the “Unsolicited Transaction”), the proposer may prepare and file a registration statement. Atmel and the proposer may also file other documents with the SEC regarding the Unsolicited Transaction. This communication is not a substitute for any prospectus, proxy statement, Schedule TO, Schedule 14D-9 or any other document that Atmel or the proposer may file with the SEC in connection with the Unsolicited Transaction. If the Unsolicited Transaction is agreed, Atmel investors and security holders are urged to read any Schedule TO, Schedule 14D-9, prospectus, proxy statement and other relevant materials with respect to the Unsolicited Transaction carefully and in their entirety when they become available before making any investment decision with respect to the Unsolicited Transaction, because they will contain important information about the Unsolicited Transaction. Atmel investors and security holders may obtain, free of charge, copies of any proxy statement or Schedule 14D-9, as applicable, and relevant other documents regarding the Unsolicited Transaction that are filed with the SEC by Atmel or the proposer through the website maintained by the SEC at www.sec.gov, and may obtain, free of charge, copies of any proxy statement or Schedule 14D-9, as applicable, and any other documents filed by Atmel with the SEC in connection with the Unsolicited Transaction in the “Investors” section of Atmel’s website at www.atmel.com.

Participants in the Solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Safe Harbor for Forward-looking Statements

This announcement contains, or may contain, “forward-looking statements” in relation to the pending merger transaction between Dialog and Atmel and the Unsolicited Transaction, as well as other future events and their potential effects on Atmel that are subject to risks and uncertainties. Generally, the words “will,” “would,” “continue,” “believes,” or similar expressions identify forward-looking statements. Forward-looking statements include statements relating to (1) the terms of the Unsolicited Transaction and (2) the determination of Atmel’s board of directors as to whether the unsolicited proposal constitutes a Company Superior Proposal under the terms of Atmel’s merger agreement with Dialog.

These forward-looking statements are based upon the current beliefs and expectations of the management of Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Atmel’s ability to control or estimate precisely. Those factors include (1) the determinations made by Atmel’s board of directors following its evaluation of the unsolicited proposal; (2) actions of Dialog in response to any discussions with the proposer; (3) the results of discussions with Dialog or the proposer; (4) the outcome of any legal proceedings that could be instituted against Atmel or its directors related to the discussions with Dialog or the proposer or the proposed merger agreement with Dialog or any Unsolicited

Transaction; (5) changes in the unsolicited proposal; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed merger agreement with Dialog; (7) risks related to the proposer’s ability to successfully implement its acquisitions strategy; (8) uncertainty as to the future profitability of any businesses acquired by the proposer, and delays in the realization of, or the failure to realize, any accretion from any other acquisition transactions by the proposer; (9) the ability to obtain governmental and regulatory approvals of the proposed merger between Atmel and Dialog or the Unsolicited Transaction; (10) the possibility that the proposed merger between Atmel and Dialog or the Unsolicited Transaction does not close when expected or at all, or that the parties, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or the Unsolicited Transaction or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger or the Unsolicited Transaction; (11) the possibility that other competing offers or acquisition proposals will be made; (12) the inherent uncertainty associated with financial projections; (13) the ability to realize the expected synergies or savings from the proposed merger or the Unsolicited Transaction in the amounts or in the timeframe anticipated; (14) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger or the Unsolicited Transaction; (15) general global macroeconomic and geo-political conditions; (16) changes in foreign exchange rates, including changes in the exchange rate between the Euro and the U.S. dollar; (17) business interruptions, natural disasters or terrorist acts; (18) the ability to integrate Atmel’s businesses into those of Dialog or the proposer in a timely and cost-efficient manner; (19) the development of the markets for Atmel’s and Dialog’s or the proposers products; (20) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog or the proposer in a timely and cost-effective manner; (21) the cyclical nature of the semiconductor industry; (22) an economic downturn in the semiconductor and telecommunications markets; (23) the inability to realize the anticipated benefits of transactions related to the proposed merger, the Unsolicited Transaction and other acquisitions, restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (24) consolidation occurring within the semiconductor industry ; (25) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (26) disruptions in the availability of raw materials; (27) compliance with U.S. and international laws and regulations by the combined company and its distributors; (28) dependence on key personnel; (29) the combined company’s ability to protect intellectual property rights; (30) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (31) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (32) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere).

Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Investor Contact:
Peter Schuman
Senior Director, Investor Relations
(408) 437-2026
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